Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Six Months Ended June 30,
	2016	2015
Income from continuing operations before income taxes	$192,902	$345,049
Add:
Interest expense	70,651	82,597
Portion of rent expense representative of the interest factor	8,109	8,414
Income as adjusted	$271,662	$436,060

Fixed charges:
Interest expense	$70,651	$82,597
Portion of rent expense representative of the interest factor	8,109	8,414
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	14,927	14,915
Total fixed charges	$93,687	$105,926

Ratio of earnings to fixed charges	2.90	4.12

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.